United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Table of Contents:

Press Release	3
Signature Page	7

Press Release

Approval of Corporate Restructuring Proposal by the Extraordinary Shareholders’ Meeting

Rio de Janeiro, June 27, 2017 — Pursuant to CVM Instruction 358/2002, as amended, Vale SA (“Vale” or “Company”) hereby informs that at the Extraordinary General Meeting held on this date, all resolutions related to the proposal for corporate restructuring of the Company as reported in the Relevant Facts dated 02.20.2017 and 05.11.2017 and in the Notice to the Market dated 06.05.2017, among which: (i) the authorization for the voluntary conversion of the class A preferred shares issued by the Company into common shares, in the proportion of 0.9342 common share per class A preferred share (“Voluntary Conversion”); (ii) amendment of Vale’s bylaws to conform it, as far as possible, to the rules of the New Market segment of B3 S.A. - Brasil, Bolsa, Balcão; and (iii) the merger of Valepar S.A., the Company’s controlling shareholder, with and into Vale and other related matters.

The Voluntary Conversion was approved with 78% favorable votes, representing 95% of common shares and 68% of preferred shares, in accordance with the attached documents.

The coming into effect of the matters approved in the Extraordinary General Meeting is subject to the taking up by least 54.09% of class “A” preferred shares (excluding treasury shares) of the Voluntary Conversion (“Minimum Participation”), within the 45-day conversion window. The detailed procedures necessary for the Voluntary Conversion, including the steps to be taken by the shareholders and ADSs holders to request the conversion, will be described on the Notice to Shareholders, to be disclosed by the Company today, and also on the Schedule TO, to be filed tomorrow at Securities and Exchange Commission SEC.

ATTACHMENT I

Resolution	Type of share	Approved	Rejected	Abstained	Total Voting
i. Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share classe A	PN	827,724,778	385,722,490	97,374,940	1,310,822,208
ii. Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements.	PN	1,265,330,362	43,532,697	1,959,149	1,310,822,208
iii. Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A., Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction.	PN	826,781,971	385,603,869	98,436,368	1,310,822,208
iv. Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company	PN	824,907,301	385,621,472	100,293,435	1,310,822,208
v. Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above.	PN	824,962,259	385,632,074	100,227,875	1,310,822,208
vi. Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger	PN	826,738,839	385,663,815	98,419,554	1,310,822,208
vii. As a result of item vi, the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws.	PN	922,316,455	385,608,571	2,897,182	1,310,822,208

ATTACHMENT II

Resolution	Type of share	Approved	Rejected	Abstained	Total Voting
i. Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share classe A	ON	666,710,882	32,281,769	1,924,416,394	2,623,409,045
ii. Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements.	ON	2,596,404,143	24,296,283	2,708,619	2,623,409,045
iii. Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A., Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction.	ON	660,623,310	31,780,628	1,931,005,107	2,623,409,045
iv. Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company	ON	657,730,113	31,739,838	1,933,939,094	2,623,409,045
v. Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above.	ON	659,705,734	31,864,315	1,931,838,996	2,623,409,045
vi. Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger	ON	661,509,060	31,853,178	1,930,046,807	2,623,409,045
vii. As a result of item vi, the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws.	ON	2,583,209,212	31,855,032	8,344,801	2,623,409,045

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by

Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: June 27, 2017	By:	/s/ André Figueiredo
Director of Investor Relations